EXHIBIT 21.1

LIST OF SUBSIDIARIES OF MONARCH CASINO & RESORT, INC.

Subsidiary	Jurisdiction of	Percentage
	Incorporation	Ownership

Golden Road Motor Inn, Inc., dba Atlantis Casino Resort	Nevada	100%
Golden East, Inc.	Nevada	100%
Golden North, Inc.	Nevada	100%
High Desert Sunshine, Inc.	Nevada	100%
Monarch Growth Inc.	Nevada	100%
Monarch Black Hawk, Inc. (1)	Colorado	100%
Chicago Dogs Eatery, Inc (2)	Colorado	100%
Monarch Promotional Association (2)	Colorado	100%
Inter-Mountain Construction LLC (2)	Colorado	100%
Monarch Interactive Inc.	Nevada	100%

(1)	A wholly owned subsidiary of Monarch Growth, Inc.

(2)	A wholly owned subsidiary of Monarch Black Hawk, Inc.